Filed by United Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rockwell Collins, Inc.

Commission File No. 001-16445

Date: September 18, 2018

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT UTX - United Technologies Corp at Morgan Stanley Laguna Conference EVENT DATE/TIME: SEPTEMBER 14, 2018 / 4:30PM GMT

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SEPTEMBER 14, 2018 / 4:30PM, UTX - United Technologies Corp at Morgan Stanley Laguna Conference

C O R P O R A T E   P A R T I C I P A  N T S

Gregory J. Hayes United Technologies Corporation - Chairman & CEO

C O N F E R E N C E   C A L L  P A R T  I C I P A N T S

Rajeev Lalwani Morgan Stanley, Research Division - Executive Director

P R E S E N T A T I O N

Rajeev Lalwani - Morgan Stanley, Research Division - Executive Director

I’m Rajeev Lalwani, I cover aerospace and defense here at Morgan Stanley. I’m excited to have Greg Hayes, the CEO of United Technologies up here. Greg is going to come up and make some prepared remarks, I think for about 5 or 10 minutes, go through some slides. And then, I’ll join them up there to do some Q&A, and we’ll try to get you guys involved as well. Greg, come on up.

Gregory J. Hayes - United Technologies Corporation - Chairman & CEO

Thanks, Rajeev. Good morning, everyone. Just to say a precaution here, of course, we’ve got the -- you guys want to read through that for about 10 minutes and I’ll keep going. Just a quick warning. There is, of course, forward-looking statements here and actual results may differ. In addition, in connection with the proposed Rockwell Collins acquisition, UTC has filed a registration statement that includes a prospectus for UTC and Collins, which is effective and it contains important information about UTC and Rockwell Collins.

* * *

And last, disciplined capital allocation. Someone might have questioned me a year ago about disciplined capital allocation, where we spent $30 billion to buy Rockwell Collins. I would tell you today, the deal looks a heck of a lot better than it did 12 months ago. And I think it’ll look even better once we get it closed and once we start the integration process. We’ve got at least $500 million of cost synergies already identified. The team is ready to go. I think Kelly Ortberg, who will lead the combined Collins Aerospace business and Dave Gitlin, that will be the Chief Operating Officer, have done a tremendous job in preparing the Collins Aerospace Systems business of UTC to hit the ground running as soon as we close.

The question is when are we going to close? If you would’ve asked me 3 months ago, I would’ve said almost any day. The fact is it has taken us a little bit longer. We still expect to close before the end of this month, which I think, is about 2 weeks from today. There’s still a little work to do although I think we have answered all the questions from all the regulatory agencies.

I’ll tell you, in all candor, the reason that we are where we are is we had a problem with one of the business divestitures. It’s just taking us longer to find a buyer for one of the businesses that Rockwell has. That’s behind us now. That is Safran, you’ll see that they made an announcement a couple of weeks ago buying that business. But it’s taken a little bit longer than I would’ve liked. We still expect, again, to be closed here, shortly, and hit the ground running with those cost synergies.

* * *

Of course, we’re going to get accretion from Collins next year. We talked about that already. I’ve -- we looked at the plans the other day. That’s a solid plan for next year. Commercial aftermarket, we talked about it. And the military, I haven’t talked a lot about the military. But as you know, the budgets have been going up and our spending’s gone up. And we have a preeminent position in military aerospace and Collins just adds to that.

* * *

Rajeev Lalwani - Morgan Stanley, Research Division - Executive Director

Let’s switch gears a bit. You made a comment about closing the Rockwell transaction here in, I guess, the coming weeks. You didn’t mention in your prepared remarks concerns around China. I think it’s something that I’m certainly concerned with, investors are. How do you get comfortable with that side of it?

Gregory J. Hayes - United Technologies Corporation - Chairman & CEO

Well, I think the process, the regulatory process in China has gone as well as we could have expected. I think what has typically happened here is the Chinese will not give us final approval until the DOJ signs off. And so right now, we’re waiting for DOJ sign off, which we expect, I’ll say, shortly, and then, I would tell you, we do not see any issues. We’ve answered all the questions with the Chinese authorities. They have not given us any indication that there is any issue other than DOJ final approval. So as I think about this sequentially, I don’t see an issue to getting this done by the end of the month. And so far, I think you saw it the other day, the paper, the Wall Street, the Chinese have not penalized the multinationals over some of these tariff threats and some of these other trade threats that have come out of Washington. So I think they understand that the free trade is good for China, and the investments that we bring to China are also good for the Chinese economy. So, so far, I don’t see any real concerns at all there.

Rajeev Lalwani - Morgan Stanley, Research Division - Executive Director

In terms of, you mentioned earlier some divestitures. Can you just talk broadly about the impact that selling some of the smaller businesses to get the deal done some of the concessions with the likes of the Boeings of the world? What impact is that having? Are those numbers within what you were planning when you announced the deal?

Gregory J. Hayes - United Technologies Corporation - Chairman & CEO

Yes, I think in terms of the divestitures, we knew there were 3 businesses where there was some level of overlap that we had to dispose of. Again, these are tiny businesses. In the scale of — or the scope of what is a combined Collins aerospace, which is about $26 billion. So the businesses have been divested now. I think the issue has always been, how long does it take once you divest, actually, transition to the new owner. And that’s what’s taken us so long with the DOJ here, is actually trying to make sure that these businesses as we stand them up and as we sell them, are viable. But I think we’ve — there has been no surprise there at all. I’m sorry, what was the other part of it?

Rajeev Lalwani - Morgan Stanley, Research Division - Executive Director

Just in terms of the concession.

Gregory J. Hayes - United Technologies Corporation - Chairman & CEO

Oh, the concession. We’ve talked about this. I think Dave Gitlin mentioned it back in our investor conference earlier this year. At the end of the day, our work with both the OEMs and the airline customers did not result in any significant concessions. We have a deal with Boeing on PFS 2 and broadly speaking, it’s NPV neutral. We gave some things. They gave some things. They gave us some additional content. We gave them some price concessions. Works the same with Airbus. We’re working with them on that same kind of trade. But at the end of the day, again, this was all in line or better than what we had assumed a year ago when we signed the deal.

Rajeev Lalwani - Morgan Stanley, Research Division - Executive Director

And maybe a last question on Collins, and I’ll turn it over to the audience to see if they have a question or 2. How is the underlying business in performing relative to, say, a year ago? I mean from my perspective, it seems like it’s gone better in places like biz jet and defense, but I’d love your perspective if it’s better, worse, or about in line.

Gregory J. Hayes - United Technologies Corporation - Chairman & CEO

So I think if you think specifically about the Collins business, they would tell you the base avionics business, the defense business, has done better than what we have forecast a year ago, where we have seen some concern is in the interiors business. This is the legacy BE business. They’re a little bit, not surprisingly, behind plan. We’ve seen some deferrals especially out of the Middle East in some of these wide-body aircraft, which is a very profitable segment for them. So that is as we’ve talked to the Collins folks, it’s a concern, but not a long term. I think, again, if you believe what’s --if you’re going to continue to see 30,000 new aircraft in the next 20 years, you’re going to need seats. And I think B/E Aerospace is uniquely positioned as the leader there to deliver. And so the little bumps that we’ve seen this year are not really a concern for us long term.

* * *

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Cautionary Statement

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates and other measures of financial performance or potential future plans, strategies or transactions of United Technologies or the combined company following United Technologies’ pending acquisition of Rockwell Collins, the anticipated benefits of the pending acquisition, including estimated synergies, the expected timing of financing and completion of the transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers; (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the pending Rockwell Collins acquisition and other acquisition and divestiture or restructuring activity, including among other things integration of acquired businesses into United Technologies’ existing businesses and realization of synergies and opportunities for growth and innovation; (4) future timing and levels of indebtedness, including indebtedness expected to be incurred by United Technologies in connection with the pending Rockwell Collins acquisition, and capital spending and research and development spending, including in connection with the pending Rockwell Collins acquisition; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases of United Technologies’ common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the pending acquisition of Rockwell Collins; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof; (9) new business and investment opportunities; (10) our ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which United Technologies and Rockwell Collins operate; (17) the ability of United Technologies and Rockwell Collins to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger) and to satisfy the other conditions to the closing of the pending acquisition on a timely basis or at all; (18) the occurrence of events that may give rise to a right of one or both of United Technologies or Rockwell Collins to terminate the merger agreement; (19) negative effects of the announcement or the completion of the merger on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective financial performance; (20) risks related to Rockwell Collins and United Technologies being restricted in their operation of their business while the merger agreement is in effect; (21) risks relating to the value of the United Technologies’ shares to be issued in connection with the pending Rockwell Collins acquisition, significant merger costs and/or unknown liabilities; (22) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the Rockwell Collins merger agreement; (23) risks associated with merger-related litigation; and (24) the ability of United Technologies and Rockwell Collins, or the combined company, to retain and hire key personnel. There can be no assurance that United Technologies’ pending acquisition of Rockwell Collins or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Rockwell Collins assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law. In addition, in connection with the pending Rockwell Collins acquisition, UTC has filed a registration statement, that includes a prospectus from UTC and a proxy statement from Rockwell Collins, which is effective and contains important information about UTC, Rockwell Collins, the transaction and related matters.

Additional Information

In connection with the proposed transaction, United Technologies has filed a registration statement on Form S-4 (File No. 333-220883), which includes a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The proxy statement/prospectus was declared effective by the SEC and is being mailed to Rockwell Collins shareowners. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.